Room 4561

December 12, 2007

Mr. Alex Genin
Chief Executive Officer and
 Principal Financial Officer
First Capital International, Inc.
5120 Woodway, Suite 9024
Houston, Texas 77056

> **Re: First Capital International, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **File no. 000-26271**

Dear Mr.Genin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Very truly yours,

Mark Kronforst
Accounting Branch Chief